Revel AC, Inc.

500 Boardwalk

Atlantic City, New Jersey 08401

(609) 572-6065

October 11, 2012

VIA EDGAR

Duc Dang

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acceleration Request Revel AC, Inc. Registration Statement on Form S-4 (File No. 333-183492)

Dear Mr. Dang:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Revel AC, Inc. (the “Issuer”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (Registration No. 333-183492) (the “Registration Statement”) be accelerated so that it will become effective no later than 12:00 p.m. Washington, D.C. time on Monday, October 15, 2012, or as soon thereafter as practicable.

The Issuer confirms that:

(i)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Issuer may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 and that such effectiveness also be confirmed in writing.

Please contact the undersigned at (609) 572-6510 if there are any questions regarding this matter.

[Signature Page Follows]

Sincerely,

REVEL AC, INC.

By:	/s/ Alan Greenstein
	Name:	Alan Greenstein
	Title:	Senior Vice President and Chief Financial Officer